UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

NUVVE HOLDING CORP.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

67079Y 100

 (CUSIP Number)

Adrienne Saunders

Senior Managing Director, General Counsel and Chief Compliance Officer

c/o Stonepeak Partners LP

 55 Hudson Yards

550 W. 34th Street, 48th Floor

New York, NY 10001

212-907-5100

 (Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 15, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
STONEPEAK GP INVESTORS HOLDINGS LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN, HC

1	NAMES OF REPORTING PERSONS
STONEPEAK GP INVESTORS UPPER HOLDINGS LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN, HC

1	NAMES OF REPORTING PERSONS
STONEPEAK GP INVESTORS HOLDINGS MANAGER LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

1	NAMES OF REPORTING PERSONS
STONEPEAK ROCKET HOLDINGS II LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

1	NAMES OF REPORTING PERSONS
STONEPEAK ASSOCIATES IV LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

1	NAMES OF REPORTING PERSONS
STONEPEAK GP INVESTORS IV LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

1	NAMES OF REPORTING PERSONS
MICHAEL B. DORRELL

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

1	NAMES OF REPORTING PERSONS
EVOLVE TRANSITION INFRASTRUCTURE LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

SCHEDULE 13D

This Amendment No. 2 to Schedule 13D (this “Amendment”) amends and supplements (i) the statement on Schedule 13D filed by Stonepeak Rocket Holdings LP, Stonepeak Rocket Upper Holdings LP, Stonepeak Associates IV LLC, Stonepeak GP Investors IV LLC, Stonepeak GP Investors Manager LLC, Michael B. Dorrell and Evolve Transition Infrastructure LP with the Securities and Exchange Commission (the “SEC”) on May 27, 2021, as amended by that certain Amendment No. 1 to Schedule 13D filed with the SEC on August 9, 2021 (the “Initial Schedule 13D”), and (ii) the statement on Schedule 13D filed by Stonepeak GP Investors Holdings LP, Stonepeak GP Investors Upper Holdings LP and Stonepeak GP Investors Holdings Manager LLC, with the SEC on July 7, 2023 (together with the Initial Schedule 13D, the “Original Schedule 13D”) and is being filed by the undersigned, pursuant to §240.13d-2(a), with respect to the common stock, par value $0.0001 per share (the “Common Stock”), of Nuvve Holding Corp., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 2468 Historic Decatur Road, San Diego, CA 92106. Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Original Schedule 13D. The filing of this Amendment represents the final amendment to this Schedule 13D and constitutes an exit filing for the Reporting Persons. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to them in the Original Schedule 13D.

Item 2.	Identity and Background

Item 2(a) of the Original Schedule 13D is amended and replaced in its entirety with the following:

(a-c,f) This Schedule 13D is filed on behalf of each of the following persons (collectively, the “Reporting Persons”): (i) Stonepeak GP Investors Holdings LP, a Delaware limited partnership, (ii) Stonepeak GP Investors Upper Holdings LP, a Delaware limited partnership, (iii) Stonepeak GP Investors Holdings Manager LLC, a Delaware limited liability company, (iv) Stonepeak Rocket Holdings II LP, a Delaware limited partnership; (v) Stonepeak Associates IV LLC, a Delaware limited liability company; (vi) Stonepeak GP Investors IV LLC, a Delaware limited liability company; (vii) Michael B. Dorrell (“Mr. Dorrell”), a citizen of the United States of America; and (viii) Evolve Transition Infrastructure LP, a Delaware limited partnership (“Evolve”). As a result of the Termination (as defined below), the Reporting Persons no longer hold beneficial ownership of any shares of Common Stock of the Issuer.

This Schedule 13D relates to (i) Warrants, exercisable for shares of Common Stock, previously held by Stonepeak Rocket Holdings II LP and Evolve and (ii) Common Stock previously issuable to Stonepeak Rocket Holdings II LP and Evolve pursuant to the Securities Purchase Agreement (the “Securities Purchase Agreement”), dated as of May 17, 2021, by and among the Issuer, Stonepeak Rocket Holdings LP (who subsequently transferred its rights under the Securities Purchase Agreement to Stonepeak Rocket Holdings II LP) and Evolve. Stonepeak Associates IV LLC is the general partner of Stonepeak Rocket Holdings II LP. Stonepeak GP Investors IV LLC is the sole member of Stonepeak Associates IV LLC. Stonepeak GP Investors Holdings LP is the managing member of Stonepeak GP Investors IV LLC. Stonepeak GP Investors Upper Holdings LP is the general partner of Stonepeak GP Investors Holdings LP. Stonepeak GP Investors Holdings Manager LLC is the general partner of Stonepeak GP Investors Upper Holdings LP.  Mr. Dorrell serves as the sole member of Stonepeak GP Investors Holdings Manager LLC. Affiliates of Stonepeak own 100% of the issued and outstanding equity interests in SP Holdings, LLC, which is the sole member of Evolve's general partner. Evolve’s general partner owns 100% of the common units of Evolve.

Item 3.	Source and Amount of Funds or Other Consideration

The information set forth in Item 3 of the Original Schedule 13D is amended as follows:

The information set forth in Item 4 of this Amendment is incorporated by reference in its entirety into this Item 3.

Item 4.	Purpose of Transaction

Item 4 is hereby amended and supplemented by adding the following information:

Effective as of October 15, 2024, the Issuer, Stonepeak Rocket Holdings II LP, Evolve, and Levo Mobility LLC, a Delaware limited liability company (“Levo”), entered into that certain Limited Liability Company Interest Sale Agreement pursuant to which, among other things, each of Stonepeak Rocket Holdings II LP and Evolve irrevocably terminated any and all rights with respect to the securities that are the subject of this Schedule 13D for nominal consideration (the “Termination”).

As a result of the Termination, the Reporting Persons no longer hold beneficial ownership of any shares of Common Stock of the Issuer.

Item 5.	Interest in Securities of the Issuer

The information set forth in Item 5(a) and (c) of the Original Schedule 13D is amended as follows:

(a)          As of the date hereof, each of the Reporting Persons may be deemed the beneficial owner of 0 shares of Common Stock, representing 0.0% of the outstanding shares of Common Stock.

(c)          The response to Item 4 of this Amendment is incorporated by reference herein. Except as set forth in the Amendment, there were no transactions in shares of Common Stock by the Reporting Persons during the past sixty days.

The information set forth in Item 5(e) of the Original Schedule 13D is amended and replaced in its entirety with the following:

(e)          As of the date hereof, the Reporting Persons ceased to be beneficial owners of more than five percent of any class of securities of the Issuer. The filing of this Amendment represents the final amendment to the Schedule 13D and constitutes an exit filing for each of the Reporting Persons.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 6 of the Original Schedule 13D is amended as follows:

The information set forth in Item 4 of this Amendment is incorporated by reference in its entirety into this Item 6.

Item 7.	Material to be Filed as Exhibits

Exhibit A to Item 7 in each of the Initial Schedule 13D and the Original Schedule 13D is amended and replaced in its entirety with the following:

Exhibit A:	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

STONEPEAK GP INVESTORS HOLDINGS LP

By:	STONEPEAK GP INVESTORS UPPER HOLDINGS LP,
its general partner

By:	STONEPEAK GP INVESTORS HOLDINGS MANAGER LLC,
its general partner

By:	/s/ Michael Dorrell
	Name:	Michael Dorrell
	Title:	Sole Member

STONEPEAK GP INVESTORS UPPER HOLDINGS LP

By:	STONEPEAK GP INVESTORS HOLDINGS MANAGER LLC,
its general partner

By:	/s/ Michael Dorrell
	Name:	Michael Dorrell
	Title:	Sole Member

STONEPEAK GP INVESTORS HOLDINGS MANAGER LLC

By:	/s/ Michael Dorrell
	Name:	Michael Dorrell
	Title:	Sole Member

STONEPEAK ROCKET HOLDINGS II LP

By:	STONEPEAK ASSOCIATES IV LLC,
its general partner

By:	STONEPEAK GP INVESTORS IV LLC,
its sole member

By:	STONEPEAK GP INVESTORS HOLDINGS LP,
its managing member

By:	STONEPEAK GP INVESTORS UPPER HOLDINGS LP,
its general partner

By:	STONEPEAK GP INVESTORS HOLDINGS MANAGER LLC,
its general partner

By:	/s/ Michael Dorrell
	Name:	Michael Dorrell
	Title:	Sole Member

STONEPEAK ASSOCIATES IV LLC

By:	STONEPEAK GP INVESTORS IV LLC,
its sole member

By:	STONEPEAK GP INVESTORS HOLDINGS LP,
its managing member

By:	STONEPEAK GP INVESTORS UPPER HOLDINGS LP,
its general partner

By:	STONEPEAK GP INVESTORS HOLDINGS MANAGER LLC,
its general partner

By:	/s/ Michael Dorrell
	Name:	Michael Dorrell
	Title:	Sole Member

STONEPEAK GP INVESTORS IV LLC

By:	STONEPEAK GP INVESTORS HOLDINGS LP,
its managing member

By:	STONEPEAK GP INVESTORS UPPER HOLDINGS LP,
its general partner

By:	STONEPEAK GP INVESTORS HOLDINGS MANAGER LLC,
its general partner

By:	/s/ Michael Dorrell
	Name:	Michael Dorrell
	Title:	Sole Member

/s/ Michael Dorrell
Name:	Michael Dorrell

EVOLVE TRANSITION INFRASTRUCTURE LP

	By:	EVOLVE TRANSITION INFRASTRUCTURE GP LLC,
its general partner

	By:	SP Holdings, LLC,
its sole member

	By:	/s/ Michael Dorrell
		Name:	Michael Dorrell
		Title:	Authorized Signatory
October 17, 2024

Attention:  Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).